Jane Street Execution Services, LLC

Statement of Financial Condition

December 31, 2019

Assets		
Cash	$	11,717,137
Due from broker		7,230,356
Due from affiliates		4,736,564
Fixed assets, net of accumulated depreciation and amortization		103,665
Other assets		2,736,453
Total assets	$	26,524,175
Liabilities and members' equity		
Liabilities:		
Due to brokers	$	34,263
Due to Parent		4,800,373
Due to affiliates		1,253,265
Accrued expenses and other liabilities		6,759,712
Total liabilities		12,847,613
Members' equity		13,676,562
Total liabilities and members' equity	$	26,524,175

See accompanying notes.